Exhibit 99.1

FangDD Reports First Half 2025 Unaudited Financial Results

Shenzhen, China, August 29, 2025 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a customer-oriented property technology company in China, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half 2025 Financial Highlights

●	Revenue for the six months ended June 30, 2025 increased by 45.3% to RMB203.4 million (US$28.4 million) from RMB140.0 million for the same period of 2024.

●	Net loss for the six months ended June 30, 2025 was RMB39.2 million (US$5.5 million), compared to net income of RMB16.4 million for the same period of 2024.

●	Non-GAAP net loss[1] for the six months ended June 30, 2025 was RMB39.2 million (US$5.5 million), compared to non-GAAP net income of RMB16.4 million for the same period of 2024.

First Half 2025 Operating Highlights

●	Total closed-loop GMV[2] facilitated on the Company’s platform increased by 27.3% to RMB8.0 billion (US$1.1 billion) for the six months ended June 30, 2025 from RMB6.2 billion for the same period of 2024. The growth of closed-loop GMV was mainly attributed to supportive government policies, improving market conditions in China’s real estate sector, and the Company’s strengthened focus on development of its core projects and in-depth cooperation with reputable developers.

Mr. Xi Zeng, Chairman and Chief Executive Officer of FangDD, commented, “In the first half of 2025, with continuous policy support, China’s real estate market showed signs of stabilization despite ongoing adjustments. According to National Bureau of Statistics of China, the sales area of new property in the first half of 2025 decreased by 3.5% year-over-year, and the sales revenue dropped by 5.5% year-over-year. The decline rate narrowed significantly compared with the same period of 2024, indicating that the market is gradually bottoming out. Amid this environment, FangDD has been strengthening development of core projects and in-depth cooperation with reputable developers and and business partners. As a result, the GMV and revenue have both increased simultaneously. Meanwhile, the company is also continuously exploring and innovating in new business areas. Looking forward to the second half of the year, we expect ongoing policy support and improving financial conditions to further support industry recovery. The company will also continue to optimize costs and upgrade business structure to achieve balanced growth in scale and profit, and promote higher-quality development.”

1	Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2	“Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

First Half 2025 Financial Results

REVENUE

Revenue for the six months ended June 30, 2025 increased by 45.3% to RMB203.4 million (US$28.4 million) from RMB140.0 million for the same period of 2024. This increase was mainly attributed to our commitment to deepening our core projects and establishing long-term stable business relationships with upstream and downstream partners. Additionally, a series of supportive policies, such as greater access to credit and funding for real estate developers, mortgage interest rate cuts, and lower down payments for home buyers, contributed to the improved real estate market.

COST OF REVENUE

Cost of revenue for the six months ended June 30, 2025 increased by 51.0% to RMB184.9 million (US$25.8 million) from RMB122.5 million for the same period of 2024. As our revenue increased, the commission fees paid to agents for their services in completing real estate transactions also increased proportionally.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the six months ended June 30, 2025 increased by 5.7% to RMB18.5 million (US$2.6 million) from RMB17.5 million for the same period of 2024. Gross margin for the six months ended June 30, 2025 was 9.1%, compared to 12.5% for the same period of 2024. The decrease in gross margin was mainly due to a lower contribution from higher-margin value-added services.

OPERATING EXPENSES

Operating expenses for the six months ended June 30, 2025, which included nil share-based compensation expenses, increased by 4.8% to RMB90.2 million (US$12.6 million) from RMB86.1 million for the same period of 2024, which included share-based compensation expenses of RMB10.0 thousand.

●	Sales and marketing expenses for the six months ended June 30, 2025 increased to RMB3.9 million (US$0.5 million) from RMB0.5 million for the same period of 2024. This increase was primarily due to the increased marketing costs in order to support our revenue growth.

●	Product development expenses for the six months ended June 30, 2025 slightly increased to RMB12.7 million (US$1.8 million) from RMB12.0 million for the same period of 2024.

●	General and administrative expenses for the six months ended June 30, 2025 remained at RMB73.6 million (US$10.3 million) as for the same period of 2024.

NET LOSS/INCOME

Net loss for the six months ended June 30, 2025 was RMB39.2 million (US$5.5 million), compared to net income of RMB16.4 million for the same period of 2024.

Non-GAAP net loss for the six months ended June 30, 2025 was RMB39.2 million (US$5.5 million), compared to non-GAAP net income of RMB16.4 million for the same period of 2024.

NET LOSS/INCOME PER SHARE

Basic and diluted net loss per share for the six months ended June 30, 2025 were RMB12.7 (US$1.8) and RMB9.7 (US$1.4), respectively. In comparison, the Company’s basic and diluted net income attributable to ordinary shareholders per share for the same period of 2024 were both RMB46.3.

LIQUIDITY

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB188.1 million (US$26.3 million). For the six months ended June 30, 2025, net cash used in operating activities was RMB21.2 million (US$3.0 million).

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of June 30,
	2024	2025
Assets
Current assets
Cash and cash equivalents	75,351	34,647
Restricted cash	14,133	9,718
Short-term investments	113,632	143,729
Accounts receivable, net	196,041	166,385
Amounts due from related parties	-	8,346
Prepayments and other assets, net	144,081	91,956
Inventories	5,380	5,064
Total current assets	548,618	459,845

Total assets	731,189	679,002

Liabilities
Current liabilities
Accounts payable	180,737	102,125
Amounts due to related parties	23,900	29,975
Customers’ refundable fees	15,879	21,110
Accrued expenses and other payables	104,595	113,381
Convertible debt	-	9,737
Income taxes payable	139	200
Lease liabilities	1,332	606
Total current liabilities	326,582	277,134

Total liabilities	347,888	297,792

Total Fangdd Network Group Ltd. shareholders’ equity	386,344	380,189
Non-controlling interests	(3,043)	1,021
Total shareholders’ equity	383,301	381,210

Total liabilities and shareholders’ equity	731,189	679,002

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2025
Revenue	139,969	203,394
Cost of revenues	(122,510)	(184,942)
Gross profit	17,459	18,452

Operating expenses
Sales and marketing expenses	(513)	(3,856)
Product development expenses	(11,958)	(12,732)
General and administrative expenses	(73,613)	(73,625)
Total operating expenses	(86,084)	(90,213)

Loss from operations	(68,625)	(71,761)

Net income/(loss)	16,411	(39,182)
Net loss attributable to non-controlling interests	(974)	(1,063)
Net income/(loss) attributable to ordinary shareholders	17,385	(38,119)

Net income/(loss)	16,411	(39,182)
Other comprehensive income
Foreign currency translation adjustment	320	(598)
Total comprehensive income/(loss), net of income tax	16,731	(39,780)
Total comprehensive loss attributable to non-controlling interests	(974)	(1,063)
Total comprehensive income/(loss) attributable to ordinary shareholders	17,705	(38,717)

Net income/(loss) per share*
- Basic	46.28	(12.66)
- Diluted	46.28	(9.67)
Weighted average number of ordinary shares used in computing net income/(loss) per share, basic and diluted*
- Basic	375,664	3,010,123
- Diluted	375,664	3,941,266

*	Retrospectively restated to reflect the share consolidation effected on June 9, 2025, whereby every 16 ordinary shares of a par value US$0.0005625 per share were consolidated into 1 ordinary share of a par value US$0.009 per share.

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2025
GAAP loss from operations	(68,625)	(71,761)
Share-based compensation expenses	10	-
Non-GAAP loss from operations	(68,615)	(71,761)

GAAP net income/(loss)	16,411	(39,182)
Share-based compensation expenses	10	-
Non-GAAP net income	16,421	(39,182)

GAAP operating margin	(49.03%)	(35.28%)
Share-based compensation expenses	0.01%	-
Non-GAAP operating margin	(49.02%)	(35.28%)

GAAP net margin	11.72%	(19.26%)
Share-based compensation expenses	0.01%	-
Non-GAAP net margin	11.73%	(19.26%)